UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May, 2011

Commission File Number: 001-34651

CRUDE CARRIERS CORP.
(Translation of registrant’s name into English)

3 Iassonos Street
185 37k, Piraeus, Greece
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is the Agreement and Plan of Merger by and among Capital Product Partners L.P., Capital GP L.L.C., Poseidon Project Corp. and Crude Carriers Corp, dated as of May 5, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crude Carriers Corp.
Dated: May 9, 2011	By:	/s/ Gerasimos G. Kalogiratos
Name: Gerasimos G. Kalogiratos
Title: Chief Financial Officer and Director